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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. 3 (Revised) )*


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   559092-30-9
                         ------------------------------

                                 (CUSIP Number)


                             Richard G. Brown, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               September 26, 1994
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)                  Page 1 of 5

 CUSIP No.  559092-30-9                                Page  2   of   5   Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

             Richard I. Winwood
--------------------------------------------------------------------------------
 2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3        SEC Use Only


--------------------------------------------------------------------------------
 4        Source of Funds (See Instructions)

             PF
--------------------------------------------------------------------------------
 5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                                       |_|

--------------------------------------------------------------------------------
 6        Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                   7      Sole Voting Power

                             662,811  (includes   141,667   shares    underlying
                                      currently exercisable warrants; reflects a
                                      1 for 30  reverse  stock  split  that  was
                                      effective on September 26, 1994)
    Number of    ---------------------------------------------------------------
      Shares       8      Shared Voting Power
   Beneficially
    Owned by                 -0-
       Each      ---------------------------------------------------------------
    Reporting      9      Sole Dispositive Power
      Person
       With                  662,811  (includes   141,667   shares    underlying
                                      currently exercisable warrants; reflects a
                                      1 for  30 reverse  stock  split  that  was
                                      effective on September 26, 1994)
                 ---------------------------------------------------------------
                  10      Shared Dispositive Power

                             -0-
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

             662,811 (includes 141,667 shares underlying currently exercisable warrants; reflects a 1 for 30 reverse stock split that was effective on September 26, 1994)
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                      |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

             24.2%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

 CUSIP No.  559092-30-9                                Page  3   of   5   Pages

                                  SCHEDULE 13D



--------------------------------------------------------------------------------
      This Revised Amendment No. 3 to the Schedule 13D of Richard I. Winwood amends and supplements, and should be read in conjunction with, the Schedule 13D filed on May 27, 1994, Amendment No. 1 thereto filed on October 5, 1994, Amendment No. 2 thereto filed on February 7, 1995 and Amendment No. 3 thereto filed on or about March 29, 1995. This revision is being filed to include 66,667 shares beneficially owned by Richard I. Winwood as of September 26, 1994, which shares were inadvertently not included in Amendment No. 3 to the Schedule 13D.
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

      (b)   Name of Issuer:  Magellan Technology, Inc. (the "Issuer")

      (c) Address of Issuer's Principal Executive Office: 990 West Atherton Drive, Salt Lake City, UT 84123

Item 2. Identity and Background

      (a)   Name: Richard I. Winwood (the "Reporting Person")

      (b) Business address for the Reporting Person: 7069 South Highland Drive, Suite 100, Salt Lake City, UT 84121

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: President of Winwood Consulting, Inc., a consulting firm located at 7069 South Highland Drive, Suite 100, Salt Lake City, UT 84121

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

      (f)   Citizenship:  United States

 CUSIP No.  559092-30-9                                Page  4   of   5   Pages

                                  SCHEDULE 13D



Item 3. Source and Amount of Funds or Other Consideration

            Effective September 26, 1994, 521,1441 shares of the Issuer's common stock were held by the Reporting Person. Of these shares, (i) 45,447 shares were issued to the Reporting Person on July 1, 1994 upon conversion of a 10% Secured Convertible Debenture that had been granted by the Issuer to the Reporting Person in June 1993 as consideration for a $25,000 loan made by the Reporting Person to the Issuer, (ii) 409,030 shares were issued to the Reporting Person on July 1, 1994 as repayment of additional loans made by the Reporting Person to the Issuer and (iii) 66,667 shares were purchased by the Reporting Person from the Issuer on August 30, 1994 in a private transaction at a price of $.30/share. The source of the funds used by the Reporting Person to purchase the shares from the Issuer was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

            All shares acquired in the transactions described in Item 3 above were acquired for investment purposes. The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs
      (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person as of September 26, 1994 was 662,811 shares, which included (i) warrants which were then exercisable for 141,667 shares of the Common Stock and (ii) represented 24.2% of the outstanding shares of the Common Stock.

      (b) As of September 26, 1994, the Reporting Person had the sole power to vote, direct the vote, dispose and direct the disposition of 662,811 shares of the Common Stock.

      (c)   See Item 3 above

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None.

Item 7. Material to Be Filed as Exhibits

            None.
--------------------------------
      1 All numbers of shares give effect to a reverse split of the outstanding common stock of the Issuer on the basis of one share for each 30 shares outstanding, which reverse split was effective on September 26, 1994.

 CUSIP No.  559092-30-9                                Page  5   of   5   Pages

                                  SCHEDULE 13D


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 10, 1998                         /s/ RICHARD I. WINWOOD
----------------------------------        --------------------------------------
Date                                      Richard I. Winwood